No.1-7628

THE SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


02025345

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR
15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

P.E.
2-28-02

FOR THE MONTH OF FEBRUARY 2002

HONDA GIKEN KOGYO KABUSHIKI KAISHA
(Name of registrant)

HONDA MOTOR CO., LTD.
(Translation of registrants name into English)

No. 1-1 2-chome, Minami-Aoyama, Minatoku, Tokyo, Japan
(Address of principal executive officers)

Contents

Exhibit 1:
On February 5, 2002 Honda Motor Co., Ltd. announced its unaudited consolidated financial results for the fiscal third quarter and the nine months ended December 31, 2001. (Ref.#02012)

Exhibit 2:
On February 7, 2002 Honda Motor Co., Ltd. announced the release of the "That's", a new style of minicar that is available for sale nationwide through Honda's Primo dealer network starting from February 8 in Japan. (Ref.#02013)

Exhibit 3:
On February 8, 2002 Honda Motor Co., Ltd. introduced the new 4-stroke marine outboard motor BF175, which achieved environmentally friendly performance that exceeds the world's strictest emissions regulations, established for 2008 by the California Air Resources Board (CARB) in the U.S. (Ref.#02014)

Exhibit 4:
On February 8, 2002 Honda Motor Co., Ltd. exhibited a new 4-stroke 20 horsepower marine outboard motor prototype, the BF20, at the 41st Tokyo International Boat Show. (Ref.#02015)

Exhibit 5:
On February 14, 2002 Honda Motor Co., Ltd. introduced the "Ape100", a new mini sports bike. This model is available for sale starting from February 15 in Japan. (Ref.#02016)

Exhibit 6:
On February 14, 2002 Honda Motor Co., Ltd. celebrated the 25th anniversary of its listing on the New York Stock Exchange (NYSE) by showcasing its technological strength with one of the most unique opening bell ceremonies in NYSE history. Honda's ASIMO, the world's most advanced humanoid robot, rang the opening bell for trading. (Ref.#02017)

Exhibit 7:
On February 25, 2002 Honda Motor Co., Ltd. announced that it sold 51,502 vehicles in Japan in January, up 14.7% compared to January 2001. This was in sharp contrast to industry-wide vehicle sales in Japan, which were down 2.1% for the month. (Ref.#2018)

Exhibit 8:
On February 28, 2002 Honda Motor Co., Ltd. announced the release of the new CBR954RR super sportbike. This new model incorporates advanced Honda technology and a 1000cc-class engine on a frame as compact and lightweight as a 600cc motorcycle, for the ultimate in riding pleasure. This model is available for sale starting from March 1. (Ref.#02019)

Exhibit 9:
On February 28, 2002 Honda Motor Co., Ltd. announced the start of operation of the Intelligent Community Vehicle System (ICVS), a new community transport network system, in the Republic of Singapore on March 1, 2002. (Ref.#02020)

Exhibit 10:
English summary of Honda Report to Stockholders, No. 112 which was prepared full in Japanese and mailed to stockholders of Honda Common Stock in Japan in February 2002.

Press Information

Ref. #02012

February 5, 2002

HONDA MOTOR CO., LTD. REPORTS UNAUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE FISCAL THIRD QUARTER AND THE NINE MONTHS ENDED DECEMBER 31, 2001

Tokyo, February 5, 2002--- Honda Motor Co., Ltd. today announced its unaudited consolidated financial results for the fiscal third quarter and the nine months ended December 31, 2001.

Third Quarter Results

Honda's consolidated net income for the fiscal third quarter ended December 31, 2001 totaled ¥82.2 billion ($623 million), an increase of 73.8% from the same period in 2000. Basic net income per Common Share for the quarter amounted to ¥84.42 ($0.64), compared to ¥48.58 for the same period in 2000. Two of Honda's American Shares represent one Common Share.

Unit sales in all Honda's business categories increased for the fiscal third quarter and consolidated net sales and other operating revenue (herein referred to as "revenue") amounted to ¥1,756.4 billion ($13,311 million), an increase of 11.4% from the same period in 2000. In addition to the higher sales, a favorable model mix and currency translation effects, which had a positive impact on foreign currency-denominated revenue from Honda's overseas subsidiaries, translated into yen, contributed to this increase.

Consolidated operating income for the fiscal third quarter totaled ¥154.7 billion ($1,173 million), an increase of 60.7% compared to the same period in 2000.
This increase in operating income was due mainly to higher automobile sales in Japan and continuing strong demand for major models in North America. Honda's ongoing cost cutting strategies and the depreciation of the yen also contributed to this increase.

本田技研工業株式会社　広報部
東京都港区南青山2-1-1 〒107-8556
企業広報 TEL(03)5412-1512/FAX(03)5412-1545
商品広報 TEL(03)5412-1514（四輪、汎用製品）
TEL(03)5412-1203（二輪製品）
FAX(03)5412-1515
URL http://www.honda.co.jp/

Honda Motor Co., Ltd.
No. 1-1, 2-Chome, Minamiaoyama
Minato-ku, Tokyo, 107-8556 Japan
Corp. PR 03-5412-1512/Fax 03-5412-1545
Product PR Automobile, Power Prod. 03-5412-1514
Motorcycle 03-5412-1203
Fax 03-5412-1515

Consolidated income before income taxes for the quarter totaled ¥120.4 billion ($913 million), an increase of 41.9% from the same period in 2000.

With respect to Honda's sales in the fiscal third quarter by business category, motorcycle unit sales increased 21.3% to 1,537,000 units, and revenue increased 18.3%, to ¥203.2 billion ($1,540 million). These increases were due primarily to higher sales in Asian countries such as India, Indonesia and Thailand. In addition, increased unit sales in Brazil, and higher sales of All Terrain Vehicles in the United States also contributed to these increases.

Honda's unit sales of automobiles increased by 1.2% to 652,000 units, due primarily to strong sales of the Fit small car and the Step Wagon minivan in Japan. Revenue increased 9.5%, to ¥1,428.4 billion ($10,825 million) during the quarter due to higher unit sales in Japan and a favorable model mix in North America led by increased sales of the Accord and the Odyssey.

Unit sales of power products totaled 787,000 units, an increase of 2.3% compared to the same period last year. Favorable sales of Honda's general-purpose engines and lawnmowers in the United States were the major factor in this increase. Revenue from other businesses, including the power product business and financial services, increased by 25.4% to ¥124.7 billion ($946 million) due mainly to higher revenue from financial services led by favorable automobile sales in North America.

Nine-Month Results

Honda's consolidated net income for the fiscal nine months ended December 31, 2001 totaled ¥255.9 billion ($1,940 million), an increase of 51.3% from the previous year. Basic net income per Common Share for the fiscal nine months amounted to ¥262.72 ($1.99), compared to ¥173.68 for the corresponding period a year ago.

Unit sales of Honda's motorcycles and automobiles increased and revenue for the fiscal nine months amounted to ¥5,261.4 billion ($39,874 million), an increase of 13.7% from last year.

Consolidated operating income for the fiscal nine months totaled ¥470.0 billion ($3,562 million), an increase of 57.8% compared to the corresponding period last year. Automobile unit sales both in Japan and North America increased, reflecting customers' strong demand for Honda's automobiles. In addition, Honda's continuing cost cutting strategies together with a weaker yen were the contributing factors in this increase in operating income.

Consolidated income before income taxes for the fiscal nine months totaled ¥390.4 billion ($2,959 million), an increase of 41.0% compared to the previous year.

With respect to Honda's sales for the nine-month period by business category, motorcycle unit sales increased by 13.9% to 4,343,000 units, and revenue increased 14.7% to ¥646.6 billion ($4,901 million). Strong gains in both North America and Asian countries outside Japan were more than enough to offset decreased unit sales in Europe.

Honda's unit sales of automobiles increased by 2.9% to 1,940,000 units, and revenue increased 13.4% to ¥4,267.9 billion ($32,345 million) for the nine-month period. Robust sales of the Fit and the Stream in Japan and increased unit sales of the Accord, the Civic and light truck models such as the Odyssey and the Acura MDX in North America were the primary contributors to these increases.

Unit sales of power products totaled 2,497,000 units, a decrease of 3.7% compared to the corresponding period of the previous year. Unit sales of general-purpose engines showed an increase in both Japan and North America, however, weaker sales centered in Europe and Other region were attributable to this decrease. Other businesses, including power products and financial services, showed a 14.8% increase in revenue, amounting to ¥346.8 billion ($2,628 million).

[1] Unit Sales Breakdown

	(In thousands of units)			
	Three months ended Dec. 31, 2001	Three months ended Dec. 31, 2000	**Nine months ended Dec. 31, 2001**	Nine months ended Dec. 31, 2000
MOTORCYCLES				
Japan	**87**	78	**303**	293
(ATVs included above)	**(0)**	(0)	**(0)**	(0)
North America	**146**	136	**400**	366
(ATVs included above)	**(67)**	(53)	**(194)**	(185)
Europe	**57**	72	**219**	244
(ATVs included above)	**(2)**	(2)	**(5)**	(5)
Others	**1,247**	981	**3,421**	2,909
(ATVs included above)	**(2)**	(3)	**(7)**	(9)
Total	**1,537**	1,267	**4,343**	3,812
(ATVs included above)	**(71)**	(58)	**(206)**	(199)
AUTOMOBILES				
Japan	**210**	193	**631**	557
North America	**349**	346	**1,004**	994
Europe	**38**	39	**122**	135
Others	**55**	66	**183**	200
Total	**652**	644	**1,940**	1,886
POWER PRODUCTS				
Japan	**81**	35	**272**	120
North America	**243**	235	**979**	913
Europe	**232**	250	**607**	814
Others	**231**	249	**639**	745
Total	**787**	769	**2,497**	2,592

Explanatory Note:

1. The geographical breakdown of unit sales is based on the location of affiliated and unaffiliated customers.

2. Previously, domestic sales of general-purpose engines to customers who will install them in products that are subsequently exported were recorded as overseas sales of power products. However, owing to various factors including changes in transaction formats and contract terms, as of the term under review, such sales will be recorded in domestic power products sales. Unit sales of such general-purpose engines for the fiscal third quarter and the fiscal nine months under review amounted to 44,000 units and 158,000 units, respectively.

[2] **Net Sales Breakdown**

(A) For the three months ended December 31, 2001 and 2000

	(In millions of Yen)			
	Three months ended Dec. 31, 2001		Three months ended Dec. 31, 2000	
MOTORCYCLE BUSINESS				
Japan	**¥23,113**	**(11.4%)**	¥21,280	(12.4%)
North America	**72,207**	**(35.5%)**	63,776	(37.1%)
Europe	**30,265**	**(14.9%)**	26,697	(15.5%)
Others	**77,648**	**(38.2%)**	59,983	(35.0%)
Total	**¥203,233**	**(100.0%)**	¥171,736	(100.0%)
AUTOMOBILE BUSINESS				
Japan	**¥390,400**	**(27.3%)**	¥374,838	(28.7%)
North America	**877,559**	**(61.4%)**	773,195	(59.3%)
Europe	**71,978**	**(5.0%)**	59,894	(4.6%)
Others	**88,479**	**(6.3%)**	96,962	(7.4%)
Total	**¥1,428,416**	**(100.0%)**	¥1,304,889	(100.0%)
OTHERS				
Japan	**¥26,988**	**(21.6%)**	¥32,537	(32.7%)
North America	**65,361**	**(52.4%)**	50,211	(50.5%)
Europe	**10,739**	**(8.6%)**	8,417	(8.5%)
Others	**21,675**	**(17.4%)**	8,316	(8.3%)
Total	**¥124,763**	**(100.0%)**	¥99,481	(100.0%)
TOTAL				
Japan	**¥440,501**	**(25.1%)**	¥428,655	(27.2%)
North America	**1,015,127**	**(57.8%)**	887,182	(56.3%)
Europe	**112,982**	**(6.4%)**	95,008	(6.0%)
Others	**187,802**	**(10.7%)**	165,261	(10.5%)
Total	**¥1,756,412**	**(100.0%)**	¥1,576,106	(100.0%)

Explanatory Note:

1. The geographical breakdown of net sales is based on the location of affiliated and unaffiliated customers.

2. Net sales of others including revenue from sales of power products and related parts, leisure businesses, trading and finance subsidiaries.

3. Previously, revenue from domestic sales of general-purpose engines to customers who install them in products that are subsequently exported were recorded as overseas revenue in Others. However, owing to various factors including changes in transaction formats and contract terms, as of the term under review, such revenue will be recorded as domestic revenue in Others. Revenue from such sales for the fiscal third quarter under review amounted to 1,157 million yen.

[2] **Net Sales Breakdown - continued**

(B) For the nine months ended December 31, 2001 and 2000

(In millions of Yen)

	Nine months ended Dec. 31, 2001		Nine months ended Dec. 31, 2000	
MOTORCYCLE BUSINESS				
Japan	**¥76,963**	**(11.9%)**	¥72,361	(12.8%)
North America	**222,591**	**(34.4%)**	173,384	(30.8%)
Europe	**111,925**	**(17.3%)**	103,099	(18.3%)
Others	**235,191**	**(36.4%)**	214,790	(38.1%)
Total	**¥646,670**	**(100.0%)**	¥563,634	(100.0%)
AUTOMOBILE BUSINESS				
Japan	**¥1,206,395**	**(28.3%)**	¥1,100,878	(29.3%)
North America	**2,529,964**	**(59.3%)**	2,159,353	(57.4%)
Europe	**230,616**	**(5.4%)**	216,110	(5.7%)
Others	**300,948**	**(7.0%)**	285,823	(7.6%)
Total	**¥4,267,923**	**(100.0%)**	¥3,762,164	(100.0%)
OTHERS				
Japan	**¥83,983**	**(24.2%)**	¥87,625	(29.0%)
North America	**193,862**	**(55.9%)**	153,825	(50.9%)
Europe	**32,288**	**(9.3%)**	34,115	(11.3%)
Others	**36,682**	**(10.6%)**	26,661	(8.8%)
Total	**¥346,815**	**(100.0%)**	¥302,226	(100.0%)
TOTAL				
Japan	**¥1,367,341**	**(26.0%)**	¥1,260,864	(27.2%)
North America	**2,946,417**	**(56.0%)**	2,486,562	(53.7%)
Europe	**374,829**	**(7.1%)**	353,324	(7.6%)
Others	**572,821**	**(10.9%)**	527,274	(11.5%)
Total	**¥5,261,408**	**(100.0%)**	¥4,628,024	(100.0%)

Explanatory Note:

1. The geographical breakdown of net sales is based on the location of affiliated and unaffiliated customers.

2. Previously, revenue from domestic sales of general-purpose engines to customers who install them in products that are subsequently exported were recorded as overseas revenue in Others. However, owing to various factors including changes in transaction formats and contract terms, as of the term under review, such revenue will be recorded as domestic revenue in Others. Revenue from such sales for the fiscal first 9 months under review amounted to 3,710 million yen.

[3] Consolidated Financial Summary

(For the three months and nine months ended December 31, 2001 and 2000)

Financial Highlights

	(In millions of Yen)					
	Three months ended Dec. 31, 2001	% Change	Three months ended Dec. 31, 2000	**Nine months ended Dec. 31, 2001**	% Change	Nine months ended Dec. 31, 2000
Net sales and other operating revenue	**¥1,756,412**	11.4%	¥1,576,106	**¥5,261,408**	13.7%	¥4,628,024
Operating income	**154,782**	60.7%	96,322	**470,019**	57.8%	297,812
Income before income taxes	**120,473**	41.9%	84,913	**390,460**	41.0%	276,954
Net income	**82,258**	73.8%	47,334	**255,998**	51.3%	169,241
	(In Yen)					
Net income per						
Common Share	**¥ 84.42**		¥ 48.58	**¥ 262.72**		¥ 173.68
American Share	**42.21**		97.16	**131.36**		347.36

	(In millions of U.S. Dollars)	
	Three months ended Dec. 31, 2001	**Nine months ended Dec. 31, 2001**
Net sales and other operating revenue	**$13,311**	**$39,874**
Operating income	**1,173**	**3,562**
Income before income taxes	**913**	**2,959**
Net income	**623**	**1,940**
	(In U.S. Dollars)	
Net income per		
Common Share	**$0.64**	**$1.99**
American Share	**0.32**	**1.00**

Honda's Common stock-to-ADR exchange rate has been changed from two shares of Common Stock to one ADR to one share of Common Stock to two ADRs, effective January 10, 2002. Net income per American share for the fiscal third quarter and the nine months ended December 31, 2001, were calculated based on this four-for-one ADR split.

[4] Consolidated Statements of Income and Retained Earnings (Unaudited)
(A) For the three months ended December 31, 2001 and 2000

	(In millions of Yen)	
	Three months ended Dec. 31, 2001	Three months ended Dec. 31, 2000
Net sales and other operating revenue	**¥1,756,412**	¥1,576,106
Operating costs and expenses:		
Cost of sales	**1,178,913**	1,109,296
Selling, general and administrative	**318,047**	283,476
Research and development	**104,670**	87,012
Operating income	**154,782**	96,322
Other income:		
Interest	**1,538**	2,284
Other	**4,740**	961
Other expenses:		
Interest	**4,151**	5,112
Other	**36,436**	9,542
Income before income taxes	**120,473**	84,913
Income taxes	**49,815**	42,326
Income before equity in income of affiliates	**70,658**	42,587
Equity in income of affiliates	**11,600**	4,747
Net income	**82,258**	47,334
Retained earnings:		
Balance at beginning of period	**2,589,892**	2,328,842
Cash dividends paid	**12,667**	10,719
Transfer to legal reserves	**592**	164
Balance at end of period	**¥2,658,891**	¥2,365,293
	(In Yen)	
Net income per		
Common Share	**¥ 84.42**	¥ 48.58
American Share	**42.21**	97.16

Honda's Common stock-to-ADR exchange rate has been changed from two shares of Common Stock to one ADR to one share of Common Stock to two ADRs, effective January 10, 2002. Net income per American share for the fiscal third quarter ended December 31, 2001 has been stated based on this four-for-one ADR split.

[4] Consolidated Statements of Income and Retained Earnings (Unaudited) - continued

(B) For the nine months ended December 31, 2001 and 2000

	(In millions of Yen)	
	Nine months ended Dec. 31, 2001	Nine months ended Dec. 31, 2000
Net sales and other operating revenue	**¥5,261,408**	¥4,628,024
Operating costs and expenses:		
Cost of sales	**3,584,450**	3,254,584
Selling, general and administrative	**919,515**	822,116
Research and development	**287,424**	253,512
Operating income	**470,019**	297,812
Other income:		
Interest	**5,594**	8,243
Other	**1,531**	3,269
Other expenses:		
Interest	**12,916**	15,020
Other	**73,768**	17,350
Income before income taxes	**390,460**	276,954
Income taxes	**163,141**	123,899
Income before equity in income of affiliates	**227,319**	153,055
Equity in income of affiliates	**28,679**	16,186
Net income	**255,998**	169,241
Retained earnings:		
Balance at beginning of period	**2,428,293**	2,218,848
Cash dividends paid	**24,360**	22,412
Transfer to legal reserves	**1,040**	384
Balance at end of period	**¥2,658,891**	¥2,365,293
	(In Yen)	
Net income per		
Common Share	**¥262.72**	¥173.68
American Share	**131.36**	347.36

Honda's Common stock-to-ADR exchange rate has been changed from two shares of Common Stock to one ADR to one share of Common Stock to two ADRs, effective January 10, 2002. Net income per American share for the nine months ended December 31, 2001, has been stated based on this four-for-one ADR split.

[5] Consolidated Balance Sheets

Assets	(In millions of Yen)		
	Dec. 31, 2001 (Unaudited)	Mar. 31, 2001 (Audited)	Dec. 31, 2000 (Unaudited)
Current assets:			
Cash and cash equivalents	**¥448,003**	¥417,519	¥385,652
Trade accounts and notes receivables	**289,607**	440,802	346,318
Finance subsidiaries-receivables, net	**868,260**	762,368	726,888
Inventories	**715,496**	620,754	599,905
Deferred income taxes	**167,241**	151,722	153,187
Other current assets	**211,657**	205,771	200,211
Total current assets	**2,700,264**	2,598,936	2,412,161
Finance subsidiaries-receivables, net	**1,749,187**	1,304,994	1,177,886
Investments and advances	**376,115**	376,187	379,660
Property, plant and equipment, at cost:			
Land	**312,953**	299,984	292,684
Buildings	**891,866**	831,868	809,722
Machinery and equipment	**1,995,036**	1,887,630	1,798,782
Construction in progress	**109,906**	99,552	129,547
	3,309,761	3,119,034	3,030,735
Less accumulated depreciation	**1,965,540**	1,864,411	1,833,873
Net property, plant and equipment	**1,344,221**	1,254,623	1,196,862
Other assets	**177,437**	132,669	86,918
Total assets	**¥6,347,224**	¥5,667,409	¥5,253,487

[5] Consolidated Balance Sheets - continued

Liabilities and Stockholders' Equity

	(In millions of Yen)		
	Dec. 31, 2001 (Unaudited)	Mar. 31, 2001 (Audited)	Dec. 31, 2000 (Unaudited)
Current liabilities:			
Short-term debt	**¥1,037,448**	¥910,417	¥838,952
Current portion of long-term debt	**382,733**	¥274,481	304,352
Trade payables	**685,658**	820,254	649,141
Accrued expenses	**593,391**	539,348	473,858
Income taxes payable	**47,129**	38,633	44,903
Other current liabilities	**188,001**	178,124	158,125
Total current liabilities	**2,934,360**	2,761,257	2,469,331
Long-term debt	**559,075**	368,173	430,278
Other liabilities	**336,661**	307,688	224,235
Total liabilities	**¥3,830,096**	¥3,437,118	¥3,123,844
Stockholders' equity:			
Common stock	**86,067**	86,067	86,067
Capital surplus	**172,529**	172,529	172,529
Legal reserves	**28,969**	27,929	27,929
Retained earnings	**2,658,891**	2,428,293	2,365,293
Adjustments from foreign currency translation	**(348,393)**	(419,482)	(506,759)
Net unrealized gains on marketable equity securities	**747**	16,637	19,546
Minimum pension liabilities adjustments	**(81,682)**	(81,682)	(34,962)
Accumulated other comprehensive income (loss)	**(429,328)**	(484,527)	(522,175)
Total stockholders' equity	**¥2,517,128**	¥2,230,291	¥2,129,643
Total liabilities and stockholders' equity	**¥6,347,224**	¥5,667,409	¥5,253,487

Explanatory Notes:

1. The Company prepares its consolidated financial statements in conformity with accounting principles generally accepted in the United States since the Company has issued American Depositary Receipts listed on the New York Stock Exchange and files reports with the U.S. Securities and Exchange Commission.

2. The average exchange rates for the fiscal third quarter ended December 31, 2001 were ¥123.60=U.S.$1 and ¥110.67=euro1. The average exchange rates for the corresponding period last year were ¥109.86=U.S.$1 and ¥95.49=euro1. The average exchange rates for the fiscal nine months ended December 31, 2001 were ¥122.68=U.S.$1 and ¥108.73=euro1, as compared with ¥108.07=U.S.$1 and ¥97.58=euro1 for the corresponding period last year.

3. United States dollar amounts have been translated from yen solely for the convenience of the reader at the rate of ¥131.95=U.S.$1, the mean of the telegraphic transfer selling exchange rate and the telegraphic transfer buying exchange rate prevailing on the Tokyo foreign exchange market on December 28, 2001.

4. The Company's Common Stock-to-ADR exchange rate has been changed from two shares of Common Stock to one ADR to one share of Common Stock to two ADRs, effective January 10, 2001.

5. The Company has adopted the provisions of Statement of Financial Accounting Standards (SFAS) No.130, "Reporting Comprehensive Income". The following table represents components of the Company's comprehensive income. Other comprehensive income (loss) consists of changes in adjustments from foreign currency translation, net unrealized gains on marketable equity securities and minimum pension liabilities adjustment.

(In millions of Yen)	Three months ended December 31, 2001	Three months ended December 31, 2000
Net income	¥ 82,258	¥ 47,334
Other comprehensive income (loss)	107,998	50,601
Comprehensive income (loss)	190,256	97,935

(In millions of Yen)	Nine months ended December 31, 2001	Nine months ended December 31, 2000
Net income	¥255,998	¥169,241
Other comprehensive income (loss)	55,199	52,441
Comprehensive income (loss)	311,197	221,682

6. On April 1, 2001, the Company adopted SFAS No.133, "Accounting for Derivative Instruments and Hedging Activities" and SFAS No.138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FASB statement No.133"

Press Information

ref. #02013

Honda Releases the New "That's" —a New Style of Minicar

February 7, 2002—Honda Motor Co, Ltd. has announced the release of the "That's"—a new style of minicar that will be available for sale nationwide through Honda's Primo dealer network starting February 8th.

"That's", which was designed to function as an "everyday personal belonging for easy, carefree use", is a new concept multi-functional wagon that meets these design objectives with style and individualized flair.


That's

"That's" (with manufacturer's optional equipment)

Monthly domestic sales target: 6,000 units

Features:

○ A "round-square" exterior design that employs rounded corners for a simple, cosmopolitan look
○ Ample glass area (side windows, rear quarter-panel windows) creates a unified feel and a superior, wide field of vision
○ Interior done in tones of silver and black, with a metallic-finish instrument panel and beautiful, lustrous seat fabric
○ Top-of-its-class fuel economy of 19km/L*1 ("That's" FWD) combined with a quiet, comfortable ride
○ A generous selection of body color variations—14 in all
○ Newly designed safety body based upon Honda's unique G-Control technology targets world-class safety standards. Both driver and passenger seats achieve J-NCAP ★★★★ collision safety performance.*2
○ A lightweight, rigid body for high collision safety performance, with a pedestrian injury-reducing design
○ All model types recognized by the Japanese Ministry of Land, Infrastructure and Transport as Excellent Low Emissions Vehicles, and meet fuel efficiency requirements for 2010 (FWD)

*1 Fuel consumption when driven in 10-15 mode. Japanese Ministry of Land, Infrastructure and Transport figures.
*2 According to independent Honda test data.

本田技研工業株式会社　広報部
東京都港区南青山2-1-1 〒107-8556
企業広報 TEL(03)5412-1512/FAX(03)5412-1545
商品広報 TEL(03)5412-1514（四輪、汎用製品）
TEL(03)5412-1203（二輪製品）
FAX(03)5412-1515
URL http://www.honda.co.jp/

Honda Motor Co., Ltd.
No. 1-1, 2-Chome, Minamiaoyama
Minato-ku, Tokyo, 107-8556 Japan
Corp. PR 03-5412-1512/Fax 03-5412-1545
Product PR Automobile, Power Prod. 03-5412-1514
Motorcycle 03-5412-1203
Fax 03-5412-1515

How "That's" got its name:

When we see something in our daily lives that strikes our fancy, we say, "Hey! That's it!" Honda chose this name to express the casual, natural relationship they hope "That's" owners will have with their cars.

Suggested retail price (excluding consumption tax; units: ¥1,000)

Type	Engine	Transmission	Drive wheels	Price
"That's"	660cc Hyper 12-valve	Column-shift 3-speed automatic	FWD	1,034 ◎
			4WD	1,154
"That's" TURBO	660cc Hyper 12-valve, with intercooler and turbo		FWD	1,169
			4WD	1,289

◎ indicates model type shown in photo.

As a low-emissions vehicle, "That's" (FWD) is eligible for tax incentives under the Japanese government's Green Tax*3 program. Consumption tax is reduced by ¥9,000.

*3 The "Green Tax" vehicle taxation system was enacted in April, 2001 to promote the development and popularization of environment-friendly vehicles. This system of tax incentives offers reduced consumption and motor vehicle taxes for cars recognized by the Japanese Ministry of Land, Infrastructure, and Transport as low-emissions vehicles, and those which meet fuel economy standards for 2012. Minicars, however, are not eligible for the motor vehicle tax reduction.

Manufacturer options:

- ABS equipped with EBD (Electronic Brake-force Distribution) and brake assist +¥40,000
  (Standard equipment on "That's" TURBO)
- "A" Package (comes as set with privacy glass) +¥75,000 (including ¥25,000 for privacy glass)
  Package includes: auto air conditioner; body-colored, electronic, remote-control, fold-away side mirrors; 2-phase, day/night rearview mirror; vanity mirror-equipped sun visor (driver's side)
- 'Pop' color components +¥50,000
  Seven color combinations are available, consisting of the base color (Satin Silver Metallic) + a 'Pop' color: Custom-color front/rear bumpers; custom-color side mirror garnish; custom-color door and tailgate outer handles; custom-color "That's" decal
- Privacy glass (rear door, rear quarter-panel window, tailgate) +¥25,000
- MD player and in-dash 6-CD changer (equipped with clock function) with AM/FM tuner + four high-grade speakers +¥65,000
- 13-inch aluminum wheels:
  "That's" +¥35,000
  "That's" TURBO +¥30,000
- When ordered without audio equipment: -¥20,000
  *Brilliant White Pearl exterior +¥20,000

Body colors (14 variations in all)
Standard (seven colors):
Clione Silver Metallic (new color); Taffeta White; Brilliant White Pearl; Satin Silver Metallic; Ice Blue Metallic; Lilac Silver Metallic; Nighthawk Black Pearl
'Pop' color components (seven colors):
*base (Satin Silver Metallic) + seven 'Pop' colors:
Iris Red Pearl; Aqua Breeze Opal Metallic; Very Purple Metallic; Crystal Turquoise Metallic; Muscat Silver Metallic; Storm Silver Metallic; Smash Orange Pearl

"That's" TURBO custom standard equipment:
- ABS equipped with EBD (Electronic Brake-force Distribution) and brake assist
- Large footrest
- Ventilated disc brakes (front)
- Exhaust pipe finisher (large-diameter type)
- 13-inch tires and full-wheel hubcaps

Main Features

Exterior
"That's" was designed around a concept of "simple-hearted style" with a subdued elegance that gives form to a light-hearted, unadorned, casual style with an eye for quality.
- A "round-square" (box with rounded corners) design is employed in the body, headlights, and side mirrors to express simplicity, strength, and playfulness.
- Side windows and rear quarter-panel windows create a long, unified glass area, for a roomy, comfortable interior and superb visibility.
- Sleek headlights are combined with the turn signal lamps to form a unified horizontal line across the car's front mask, imparting a broad perspective.
- The hood is completely visible, for ease of driving and a simple, unpretentious front nose.
- Rear combination lights have a gentle, streamlined form.
- Fourteen color variations are available (seven standard + seven 'Pop'[*4] two-tone schemes) including a new color, Clione Silver Metallic, which changes tone under varying light conditions.

*4 Manufacturer option

Interior
The interior was designed under a theme of "personalized quality" to create a simple, functional, stylish private space that is visually appealing and easy to use.
- Styled to create a simple, uncluttered space with a cosmopolitan image; finished in silver and black.
- Simple, high-quality door linings employ material selected to emphasize the cabin's walls.
- The sharp, "desktop-style" instrument panel employs a metallic finish to evoke the look of an unadorned tabletop.
- The center panel looks as if it had been placed on a desk, and the single gauge uses an easy-to-see luminescent needle.
- The seats are designed to provide the comfort of a chair, and are upholstered in lustrous fabric.
- "That's" seat nametag adds a playful highlight.
- Multifunction front cup holders (with reversible tray).

Packaging

Theme: a "first car" package for individualized comfort, relaxation, and utility that is immediately apparent.

- To impart a feeling of space created for the driver alone, the cabin roof corners were moved as far away from the driver as possible, resulting in ample headroom and a spacious feel.
- Corners were employed where the roof lining meets the interior trim to emphasize the border between the two, thus creating a more spacious, room-like feel.
- Separate seats were employed in the front, resulting in more comfortable seating with superior hold and fit.
- A newly developed, thin seatback frame with a folding structure ensures more legroom for rear passengers. Convenient seating can be freely rearranged to suit a range of uses.
- Undulations have been kept to a minimum in the flat, easy-to-use cargo space.
- Entry and exit are facilitated by an elevated seating position, and flat floor with minimal undulations.

Performance

Theme: Nimble, smooth driving performance with a mature, quality feel that is immediately apparent.

- The well-balanced, high-performance engine combines high levels of power, fuel economy, and low emissions.
  Two engines are available: the Hyper 12-valve engine, with emphasis on smooth everyday driving ("That's"); and the Turbo engine, equipped with a turbocharger and large intercooler for responsiveness and natural, powerful performance at all speeds ("That's" TURBO).
  Maximum output: 47kW[64PS]/6,000rpm
  Maximum torque: 93N-m[9.5kg-m]/4,000rpm*5 ("That's" TURBO)

*5 Net values

- Optimized valve-lift timing and use of soundproofing materials for higher sound insulation and absorption put "That's" at the top of its class for quiet operation.
- The rear suspension is stable on uneven road surfaces, and shock absorbers with optimized damping force ensure a relaxed ride.
- The high-performance body delivers superb collision safety, lightness, and rigidity in a roomy yet lightweight design.
- Simple surface construction and a "round-square" design result in outstanding aerodynamic performance.

Safety

- Honda's original G-CON (G-force Control) technology is incorporated to create a new body with a world top-class crash safety design, reducing the possibility of occupant injury while securing a strong survival cell. It offers protection to vehicle occupants in a 55km/h full-frontal collision, a 64km/h front offset collision, 55km/h side collision, and a 50km/h rear collision.
- The front and center pillars feature a large cross-section, and strong, high-tensile steel is employed, for superb collision safety performance.
- The pedestrian injury-reducing body is designed to absorb impacts to the head and legs.
- The interior is designed to protect occupants' heads in a collision through use of impact-absorbing materials in the side of the cabin's roof and pillars.
- ABS with EBD (Electronic Brake-force Distribution) and brake assist are standard equipment ("That's" TURBO).
- A dual front SRS airbag system for driver and passenger is standard equipment on all model types.
- ISO FIX compatible child seat anchor bars (left and right rear seats) are standard equipment.

Environmental Performance

- Hydrocarbons, nitrogen oxides, and other pollutants in the exhaust gas have been greatly reduced. In fact, "That's" runs so clean that all model types are recognized by the Japanese Ministry of Land, Infrastructure and Transport as Excellent Low Emissions Vehicles, with emissions of less than 50% of those allowed under year 2000 emissions regulations.
- "That's" attains a top-of-its-class fuel rating of 19.0km/L*1 (FWD). All model types meet Japanese government fuel efficiency requirements for 2010.

*1 Fuel consumption when driven in 10-15 mode. Japanese Ministry of Land, Infrastructure and Transport figures.

- Recycling starts at the production stage. Almost all interior injection-molded parts are made of olefin resin for superior recyclability. This and other measures result in an overall vehicle recyclability of over 90%*6.
- Lead content has been reduced to less than a third*6 of 1996 levels through use of spcialized steel in the crankshaft and other measures.

*6 According to independent Honda measurement standards

Publicity photographs of the "That's" are available at the following URL as of February 7, 2002:
http:// www.honda.co.jp/PR/
(Site is intended exclusively for the use of journalists.)

Press Information

ref. #02014

Honda Introduces the New BF175 4-stroke Marine Outboard Motor

Tokyo, February 8, 2002 – Honda Motor Co., Ltd. today introduced the new 4-stroke marine outboard motor BF175. This extremely economical and reliable engine bolstered by Honda 4-stroke technology achieves environmentally friendly performance that exceeds the world's strictest emissions regulations established for 2008 by the California Air Resources Board (CARB) in the U.S. The model will go on sale March 14 at dealers nationwide handling marine outboards.

BF175 was developed based on the 3.5-liter V-6 engine used in the Lagreat minivan. Featuring Honda technologies such as Programmed Fuel Injection, the model maintains smooth, even power output through the entire speed range. The low levels of vibration and noise are further dampened by the addition of a large capacity intake silencer, resulting in the quietest operating noise level in the class.

Styling for the BF175 takes advantage of the V-6 engine layout that strives for an image of advanced technology and high functionality. This design also makes the model easy to use in dual outboard configurations, and is in harmony with a variety of boat designs.

The BF175 will be exhibited at the Tokyo International Boat Show and Osaka International Boat Show.


HONDA

4-stroke Outboard motor BF175

● **Annual worldwide projected sales** BF175 300 units

本田技研工業株式会社　広報部
東京都港区南青山2-1-1 〒107-8556
企業広報 TEL(03)5412-1512/FAX(03)5412-1545
商品広報 TEL(03)5412-1514（四輪、汎用製品）
TEL(03)5412-1203（二輪製品）
FAX(03)5412-1515
URL http://www.honda.co.jp/

Honda Motor Co., Ltd.
No. 1-1, 2-Chome, Minamiaoyama
Minato-ku, Tokyo, 107-8556 Japan
Corp. PR 03-5412-1512/Fax 03-5412-1545
Product PR Automobile, Power Prod. 03-5412-1514
Motorcycle 03-5412-1203
Fax 03-5412-1515

●**Manufacturer's recommended retail price** (excluding consumption tax)

BF175LN	1,810,000	
BF175XN	1,830,000	* Photographed
BF175XXN	1,850,000	
BF175XCN	1,850,000	

Major features of the BF175

○ High performance

- V-6, 3.5-liter, 4-stroke engine has achieved engine performance approximately equal to that of a two-stroke engine.

○ Efficiency

- Excellent combustion efficiency through programmed fuel injection and highly precise air-fuel ratio control through an O_2 feedback system, ensure improvements in fuel economy.

○ Good Environmental Performance <Honda e-SPEC product>

- In addition to exhaust emissions that are well below the levels required by both the U.S. Environmental Protection Agency (EPA) for 2006 and domestic Japanese voluntary controls, BF175 also exceeds the world's strictest emissions regulations established for 2008 by the California Air Resources Board (CARB).
- The V-6 configuration combined with a large-capacity silencer ensures best-in-class quiet operation.
- A recyclability rate of 94% has been realized.(According to Honda measurement standards)

○ Lightweight & Compact

- The engine configuration has been designed to realize a slim overall form, easily installable even on boats designed for similarly classed two-strokes.
- The intake manifold and undercover made of lightweight plastic contribute to an overall reduction in weight.

○ Equipment

- A battery charger to which various accessories can be attached offers a maximum capacity of 60A, the largest in the class. Over two times greater power than others in the same class is available at low revs. (45A at 1,000 rpm)
- Counter-rotation spec. was established which ensures stability in the event that two units are installed on a large-size boat.
  (Type: XCN, production on order)

○ Durable & Reliable

- Oil pressure alert, overheat alert, rev. limiter, programmed fuel injection warning, ACG warning, and other alert functions ensure instant recognition of any malfunction or abnormal operation.
- Programmed fuel injection ensures reliable starting and stable idling.

○ Easy to Maintain

- The flush valve joint positioned near the front of the engine and other convenient design features allow easy maintenance from aboard the boat.
- The engine cover lock opens with a single lever, allowing fast, easy removal of the engine cover.

●Specifications

Model	BF175A
Dimensions (L x W x H) (mm)	920 x 625 x 1,670 (Type: LN)
Transom Height (mm)	LN: 508 XN: 635 XXN: 762
Engine	4-stroke 60°V-6 vertical shaft
Displacement (cm^3)	3,471
Bore x Stroke (mm)	89 x 93
Compression Ratio	9.4
Valve train	4-valve OHC
Maximum Power Output [kW(PS)/rpm]	128.7(175)/5,500
Maximum torque [N・m(kgf・m)]	265(27.0)
Recommended Speed Range (rpm)	5,000 – 6,000
Idling Speed Range (rpm)	650±50
Fuel Supply System	Programmed Fuel Injection
Fuel	Unleaded gasoline for automobiles
Lubrication System	Wet sump
Cooling System	Liquid-cooled (with thermostat)
Ignition System	Fully transistorized battery ignition
Starting System	Electric
Exhaust System	Propeller boss exhaust
Charging Performance	12V-60A
Dry Weight (with propeller) (kg)	270 (LN)

●Please direct inquiries to:

Honda Motor Co., Ltd.
Honda Power Products Division,
Marine Department
3-15-1, Senzui, Asaka-shi, Saitama-ken, JAPAN
Tel +81-48-468-9021 Fax +81-48-468-9016

Press materials of the BF175 for downloading will be available from February 8, 2002.
Use browser software such as Internet Explorer etc., and type in http://www.honda.co.jp/PR/.
(This site is to be accessed only by the press.)

Press Information

ref. # 02015

Honda to Exhibit New BF20 4-stroke Marine Outboard Motor Prototype at the Tokyo International Boat Show.

Tokyo, February 8, 2002 – Honda Motor Co., Ltd., announced the exhibition of a new 4-stroke 20 horsepower marine outboard motor prototype, the BF20, at the 41st Tokyo International Boat Show (held at the Tokyo Big Sight from February 8th to 11th sponsored by the Japan Boating Industry Association.)

The BF20 produces output of 20 horsepower while realizing practically the same weight and size (dry weight without propeller of less than 49kg) of a conventional 15 horsepower outboard motor. This is the first 20PS outboard motor to be sold in Japan.

In addition to superior fuel efficiency, the advantage of a 4-stroke outboard motor, BF20 offers superb environmentally friendly performance and has cleared the world's strictest emissions regulations established for 2008 by the California Air Resources Board (CARB), the first in the class to do so.
BF20 has been developed as an outboard suitable for a wide variety of boats from pleasure boats such as aluminum bus boats or inflatable boats to business boats such as compact Japanese boats.

Since 1964, Honda has been dedicated to the production and sale of 4-stroke outboard motors. The cumulative number of units produced until the end of 2001 is about 790,000, which means that Honda is the world's top manufacturer of 4-stroke outboard motors.
A lineup of a total of sixteen models is available delivering power output ranging from 2PS to 225PS. These models are ideal for a wide range of river, lake, and ocean boating activities, from cruising to sport fishing and many others.

The BF20 will be exhibited also at the "2002 International Sport fishing Exhibition" (held at Makuhari Messe from February 8th to 10th) and "Osaka International Boat Show" (held at Intex Osaka from March 1st to 3rd.)


20
HONDA

The BF20 4-stroke marine outboard motor prototype

Press materials of the BF20 will be available for downloading from February 8, 2002.
Use browser software such as Internet Explorer etc., and type in http://www.honda.co.jp/PR/.
(This site is to be accessed only by the press.)

本田技研工業株式会社　広報部
東京都港区南青山2-1-1 〒107-8556
企業広報 TEL(03)5412-1512/FAX(03)5412-1545
商品広報 TEL(03)5412-1514（四輪、汎用製品）
TEL(03)5412-1203（二輪製品）
FAX(03)5412-1515
URL http://www.honda.co.jp/

Honda Motor Co., Ltd.
No. 1-1, 2-Chome, Minamiaoyama
Minato-ku, Tokyo, 107-8556 Japan
Corp. PR 03-5412-1512/Fax 03-5412-1545
Product PR Automobile, Power Prod. 03-5412-1514
Motorcycle 03-5412-1203
Fax 03-5412-1515

Press Information

ref. #02016

Honda Introduces the "Ape100", a New, 5-Speed Mini Sports Bike

Tokyo, February 14, 2002 – Honda Motor Co., Ltd. today introduced the "Ape100", a new mini sports bike for Japan's Type II (50–125cm3) licensing category. Features of the Ape 100 include a powerful 100cm3 air-cooled 4-stroke OHC single engine, a motorcycle-type 5-speed transmission offering the handling and control enjoyment associated with larger motorcycles, and friendly, approachable styling. This model will be available for sale starting February 15, 2002.

The Ape 100 uses the same compact chassis and simple, friendly styling that characterized its predecessor, the popular Ape 50cc motorbike, but includes a larger 100cm3 engine (7PS maximum power output) that delivers a significantly more robust ride. This larger powerplant, combined with a more rigid frame, swingarm and rear wheel, as well as the addition of a longer seat, allow the Ape 100 to carry two with ease.

Color for the standard model is Classical White, but riders can also take advantage of Honda's popular Color Order Plan to customize their Ape 100 according to their own unique preferences by selecting any of 42 possible color combinations (including 7 fuel tank colors, 3 frame colors, and 2 fender/side cover/headlight cover colors).

The name "Ape" is a playful appellation chosen in light of the position of the ape as the members of the animal kingdom most closely associated with human beings, leading to an image of a friendly, familiar little motorcycle with which all kinds of people can enjoy close association.



Ape100

- **Yearly domestic sales target:** 4,500 units
- **Manufacturer's suggested retail price** (excl. consumption tax)**:**

Standard Type	249,000 yen
Color Order Plan Types	264,000 yen

(example of regional manufacturer's suggested retail price: Okinawa + 8,000 yen)

Ape 100 press materials and photos will be available for web browser download at http://www.honda.co.jp/PR/ from February 14, 2002.
(This website is intended for use by members of the press only.)

本田技研工業株式会社　広報部
東京都港区南青山2-1-1 〒107-8556
企業広報 TEL(03)5412-1512/FAX(03)5412-1545
商品広報 TEL(03)5412-1514（四輪、汎用製品）
TEL(03)5412-1203（二輪製品）
FAX(03)5412-1515
URL http://www.honda.co.jp/

Honda Motor Co., Ltd.
No. 1-1, 2-Chome, Minamiaoyama
Minato-ku, Tokyo, 107-8556 Japan
Corp. PR 03-5412-1512/Fax 03-5412-1545
Product PR Automobile, Power Prod. 03-5412-1514
Motorcycle 03-5412-1203
Fax 03-5412-1515

Specifications

Vehicle Name		Ape100
Vehicle Type		Honda・BC・HC07
Length x Width x Height	(m)	1.715×0.770×970
Wheelbase	(m)	1.190
Ground Clearance	(m)	0.160
Seat Height	(m)	0.715(at seat center)
Curb Weight	(kg)	87
Dry Weight	(kg)	82
Seating Capacity	(person)	2
Turning Radius	(m)	2
Engine Type		HC07E (air-cooled, 4-stroke single-cylinder)
Engine Capacity	(cm^3)	99
Bore x Stroke	(mm)	53.0×45.0
Compression Ratio		9.4
Maximum Power	(kW[PS]/rpm)	5.1[7]/8,000
Maximum Torque	(N・m/rpm)	7[0.71]/6,500
Fuel Consumption	(km/ℓ)	53.2 (60km/h constant speed)
Carburetor Type		PB5QA
Starter		Primary kick
Ignition		CDI-type, battery-powered
Lubrication		Force-fed and splash
Fuel Tank Capacity	(ℓ)	5.5
Clutch		Wet-type multiplate with coil springs
Transmission		Constant mesh 5-speed return-type
Gear Ratio	1st Gear	3.083
	2nd Gear	1.882
	3rd Gear	1.400
	4th Gear	1.130
	5th Gear	0.923
Final Drive		Primary: 4.437/Secondary: 2.200
Caster Angle／trail(mm)		28°30′/89
Tire Size	Front	120/80-12 54J
	Rear	120/80-12 54J
Braking System	Front	Mechanical, leading/trailing drum-type
	Rear	Mechanical, leading/trailing drum-type
Suspension	Front	Telescopic-type
	Rear	Swing arm-type
Frame Construction		Diamond-type

Press Information

Ref. #02017

Honda's Humanoid Robot "ASIMO" Rings Opening Bell at the NYSE

February 15, 2002—Honda Motor Co., Ltd. (HMC) celebrated the 25th anniversary of its listing on the New York Stock Exchange (NYSE) by showcasing its technological strength with one of the most unique opening bell ceremonies in NYSE history. Honda's ASIMO, the world's most advanced humanoid robot, rang the opening bell for trading on February 14.

Honda's basic research and development in humanoid robotics began in 1986 with the goal of developing an autonomous walking robot that can be helpful to humans as well as of practical use in society. In 1996, Honda's prototype robot P2 made its debut, followed by the more advanced P3 in 1997. ASIMO, which debuted November 2000, is a further evolved version of P3 in an endearing people -friendly size, 120cm–tall that enables it to actually perform tasks within the realm of a human living environment

The latest version of ASIMO walks more smoothly, more flexibly, and more naturally, and is able to move more freely in ordinary environments, including climbing and descending stairways and slopes. Further, it can receive voice input. Specialized movements, guidance and explanation functions now enable ASIMO to be customized according to a wide range of user requirements. This year ASIMO robots are being leased to several corporations and museums for use in greeting people at offices and events. This month the humanoid robot also started working as a receptionist for visitors at Honda's Aoyama Headquarters.

Honda, which trades on NYSE as American Depository Receipts (ADRs), opened for trading on NYSE February 11, 1977 as the first Japanese automaker listed. Honda is currently listed on nine stock exchanges around the world, including five Japanese stock exchanges (Tokyo, Osaka, Nagoya, Sapporo and Fukuoka) and four overseas stock exchanges -- NYSE, London, Euronext Paris, and Swiss SE.

###

本田技研工業株式会社　広報部
東京都港区南青山2-1-1 〒107-8556
企業広報 TEL(03)5412-1512/FAX(03)5412-1545
商品広報 TEL(03)5412-1514（四輪、汎用製品）
TEL(03)5412-1203（二輪製品）
FAX(03)5412-1515
URL http://www.honda.co.jp/

Honda Motor Co., Ltd.
No. 1-1, 2-Chome, Minamiaoyama
Minato-ku, Tokyo, 107-8556 Japan
Corp. PR 03-5412-1512/Fax 03-5412-1545
Product PR Automobile, Power Prod. 03-5412-1514
Motorcycle 03-5412-1203
Fax 03-5412-1515

Press Information

(NOTE: This release is embargoed until 11:30 a.m., Feb. 25)

Ref.# 2018

HONDA DOMESTIC SALES UP 14.7% IN JANUARY

Feb. 25, 2002 -- Honda Motor Co., Ltd., announced today that it sold 51,502 vehicles in Japan in January, up 14.7% compared to January 2001. This was in sharp contrast to industry-wide vehicle sales in Japan, which were down 2.1% for the month.

January sales were led by Honda's Fit sub-compact vehicle (13,035 units), followed by its Life mini-vehicle (8,650 units) and Step WGN (4,804 units). By vehicle category, passenger car and light truck sales were up 34.6% -- the 22nd consecutive monthly increase -- while mini vehicle sales were down 16.3%.

Honda's domestic production was up 12.1% in January, the fifth consecutive month of increase, while overseas production was up for the 13th consecutive month at 4.0%, mainly because of increased output in Europe and Asia.

Export shipments from Japan in January were up for the second consecutive month, gaining 20.7%, mainly because of increased shipments to North America and Europe.

HONDA PRODUCTION, SALES AND EXPORTS – JANUARY 2002

PRODUCTION

	January		Annual Total - 2002	
	Units	Vs. 1/01	Units	Vs. 2001
Domestic (CBU+CKD)	99,458	+ 12.1%	99,458	+ 12.1%
Overseas (Except CKD)	128,430	+ 4.0%	128,430	+ 4.0%

REGIONAL PRODUCTION

	January		Annual Total	
	Units	Vs. 1/01	Units	Vs. 2001
North America	97,228	- 3.2%	97,228	- 3.2%
(USA only	63,990	- 2.5%	63,990	- 2.5%)
Europe	14,046	+ 68.5%	14,046	+ 68.5%
Asia	12,873	+ 24.5%	12,873	+ 24.5%
Others	4,283	- 0.4%	4,283	- 0.4%
Overseas Total	128,430	+ 4.0 %	128,430	+ 4.0%

本田技研工業株式会社　広報部
東京都港区南青山2-1-1 〒107-8556
企業広報 TEL(03)5412-1512/FAX(03)5412-1545
商品広報 TEL(03)5412-1514（四輪、汎用製品）
TEL(03)5412-1203（二輪製品）
FAX(03)5412-1515
URL http://www.honda.co.jp/

Honda Motor Co., Ltd.
No. 1-1, 2-Chome, Minamiaoyama
Minato-ku, Tokyo, 107-8556 Japan
Corp. PR 03-5412-1512/Fax 03-5412-1545
Product PR Automobile, Power Prod. 03-5412-1514
Motorcycle 03-5412-1203
Fax 03-5412-1515

SALES

Vehicle type	January Units	January Vs. 1/01	Annual Total Units	Annual Total Vs. 2001
Passenger cars & light trucks	36,786	+ 34.6%	36,786	+ 34.6%
(Imports	609	+ 33.6%	609	+ 33.6%)
Mini vehicles	14,716	- 16.3%	14,716	- 16.3%
TOTAL	51,502	+ 14.7%	51,502	+ 14.7%

EXPORTS

	January Units	January Vs. 1/01	Annual Total Units	Annual Total Vs. 2001
North America	23,064	+19.0%	23,064	+ 19.0%
(USA only	21,511	+ 16.6%	21,511	+ 16.6%)
Europe	6,629	+ 66.1%	6,629	+ 66.1%
Asia	1,815	- 19.7%	1,815	- 19.7%
Others	4,330	+ 7.0%	4,330	+ 7.0%
TOTAL	35,838	+ 20.7%	35,838	+ 20.7%

For further information, please contact:

Masaya Nagai
Noriko Okamoto
Tatsuya David Iida
Honda Motor Co., Ltd. Corporate Communications Division
Telephone: 03-5412-1512
Facsimile: 03-5412-1545

Press Information

ref. #02019

Honda Releases the New CBR954RR Super Sportbike

Tokyo, February 28, 2002—Honda Motor Co., Ltd. announced the release of the new CBR954RR large-displacement super sportbike. This new model incorporates advanced Honda technology and a 1000cc-class engine in a frame as compact and lightweight as a 600cc motorcycle, for the ultimate in riding pleasure. The CBR954RR goes on sale Friday, March 1st.

First released in 1992 as the Fire Blade in Europe and as the CBR900RR in North America, the CBR954RR revolutionized the large-displacement super sportbike category and earned enthusiastic praise. Now, with the release of the sixth-generation model change, this bike is available for the first time in Japan.

The engine is a water-cooled, DOHC in-line 4-cylinder with displacement increased to 954cc. It incorporates such technologies as a high-precision PGM-FI (Programmed Fuel Injection) system and an H-VIX (Honda Variable Intake and Exhaust) system to regulate intake and exhaust flow for optimum control. The exhaust system is made of an ultra-light, super-strong titanium alloy.

The frame employs racing technology inherited from the NSR500 works racer, taking the sportbike to a new and exhilarating performance level.

Featuring a silent cross-chain for reduced running noise, this domestic model also boasts a wealth of other features, including Honda's original HISS (Honda Ignition Security System) anti-theft device (also available on European models).

The bold color design incorporates a wing motif and an RR emblem, while the sleek styling signals the bike's speed potential. This domestic model features the same design as the North American and European models, giving the bike a consistent image worldwide.

Two body colors are available: Winning Red and Accurate Silver Metallic.


HONDA

CBR954RR

本田技研工業株式会社　広報部
東京都港区南青山 2-1-1 〒107-8556
企業広報 TEL(03)5412-1512/FAX(03)5412-1545
商品広報 TEL(03)5412-1514（四輪、汎用製品）
TEL(03)5412-1203（二輪製品）
FAX(03)5412-1515
URL http://www.honda.co.jp/

Honda Motor Co., Ltd.
No. 1-1, 2-Chome, Minamiaoyama
Minato-ku, Tokyo, 107-8556 Japan
Corp. PR 03-5412-1512/Fax 03-5412-1545
Product PR Automobile, Power Prod. 03-5412-1514
Motorcycle 03-5412-1203
Fax 03-5412-1515

● **Planned vehicle sales** (domestic, annual): 1,500 units

● **Manufacturer's suggested retail price:** ¥1,050,000

(Regionally adjusted retail prices: Okinawa +¥10,000; suggested retail price does not apply in some regions.)
(Prices shown for reference only. Consumption tax not included.)

=Main Features of the CBR954RR=

● A powerful, compact, lightweight engine with increased displacement

The CBR954RR comes equipped with a 954cc water-cooled DOHC in-line 4-cylinder engine. Its compact design incorporates a wealth of efficiency-enhancing technologies, including forged aluminum pistons, a hollow camshaft, and a crankshaft and crankcase designed to reduce friction losses. The result is a high-power feel and nimble responsiveness at all engine speeds.

The engine has been designed for reduced weight and increased compactness throughout, featuring, among other things, a lightweight, high-efficiency water-cooled oil cooler, a starter motor using a high-efficiency magnet, and a compact ACG.

● PGM-FI (Programmed Fuel Injection) employed for keen response

The PGM-FI fuel injection system incorporates an ECU (electronic control unit) and a digital ignition system in a single, compact unit. The system precisely regulates the amount of fuel injected, delivering keen response and smooth power output characteristics. Combined with a secondary air injection system, PGM-FI's superior regulation to maintain ideal fuel-air ratio results in outstanding clean-emissions performance.

● A frame with racing technology designed into every detail

The CBR954RR employs a lightweight, high-rigidity aluminum twin-tube frame, for a winning combination of high-speed stability and light, nimble low-to-mid-speed handling. The characteristics of this original frame design are used to maximum effect, delivering riding comfort and sophisticated handling that are equally welcome on short journeys around town and long-distance trips, plus performance levels that would do justice to a racing circuit.

Inheriting its racing technology from the NSR500 works racer, the lightweight, high-rigidity aluminum swing arm takes full advantage of the pro-link suspension, delivering superior road-hugging and a high level of driving performance.

The suspension employs a 43mm-diameter cartridge-type inverted fork in the front and a pro-link configuration in the rear. Both incorporate HMAS (Honda Multi-Action System) to ensure supple operation and road holding, and both are fully and continuously adjustable for pre-loading, as well as extension- and compression-side damping. Lightweight wheels and springs help reduce unsprung weight, resulting in quick, stable handling and superb control.

The 4-piston caliper front disc brake and single-piston caliper rear disc brake are fitted with sintered-metal pads for outstanding braking performance.

With a dry weight of 170kg, the CBR954RR ranks among the lightest bikes in its class.

Designed for comfort and styled for speed

The body of the bike is designed to facilitate total control, featuring an intrepidly formed front cowl and sleek side cowls in a lightweight, one-piece design. The slim, lightweight rear cowl features a full-cover design extending to the bottom of the seat rail.

The compact fuel tank, with its low center of gravity, is shaped to facilitate the optimum riding position while securing an 18L capacity.

Effective anti-theft protection

The CBR954RR comes equipped with HISS (Honda Ignition Security System), which makes it impossible to start the engine without the proper key. Anti-theft protection is further enhanced by indicator lamps that can be set to flash for 24 hours at the touch of a button.

Specially designed for compatibility with the "CoCo-SECOM" vehicle locator system, which Honda developed in partnership with SECOM Co., Ltd., the bike features a space for installation of the CoCo-SECOM unit and its vehicle-mounted battery charger.

Other features

- A 3-lamp multi-reflector headlight with outstanding light diffusion characteristics, designed to give the front cowl a sleeker, sharper look.
- LED tail lamps with a top/bottom split design for excellent visibility and a racy feel.
- A lightweight, compact instrument panel with a large analog tachometer on the right and multi-function digital panel on the left, complete with displays for speed, odometer, coolant temperature, clock, and a new fuel consumption indicator.
- A pop-up pillion seat, with under-seat storage space for a U-lock or other gear.

Photographs and related publicity information on the CBR954RR will be available for downloading from the following URL as of February 28, 2002:

http://www.honda.co.jp/PR/

(The site is intended exclusively for the use of journalists.)

Specifications

Model Name		CBR954RR
Model Type		Honda BC-SC50
L x W x H	(m)	2.025×0.680×1.135
Wheelbase	(m)	1.405
Ground Clearance	(m)	0.130
Seat Height	(m)	0.820
Vehicle Weight	(kg)	195
Dry Weight	(kg)	170
No. of Riders		2
Fuel Consumption	(km/ℓ)	23.0(60km/h, low-elevation driving)
Turning Radius	(m)	3.3
Engine Model and Type		SC50E water-cooled 4-stroke DOHC 4-cylinder
Displacement	(cm^3)	954
Bore x Stroke	(mm)	75.0×54.0
Compression Ratio		11.5 to 1
Maximum Power	(kW[PS]/rpm)	67[91]/10,500
Maximum Torque	(N·m[kg·m]/rpm)	87[8.9]/5,500
Fuel Supply		PGM-FI (Programmed Fuel Injection)
Starting		Self-starting type
Ignition		Fully-transistorized battery ignition
Lubrication System		Force feed and splash
Fuel Tank Capacity	(ℓ)	18
Clutch		Wet-type, multi-plate coil spring
Gearbox		Constant-mesh, 6-speed return
Gear Ratio	1st Gear	2.692
	2nd Gear	1.933
	3rd Gear	1.600
	4th Gear	1.400
	5th Gear	1.285
	6th Gear	1.190
Differential (primary/secondary)		1.520/2.562
Caster Angle (degrees)／Trail (mm)		23°45′/97
Tire Size	Front	120/70ZR17 M/C(58W) 120/70ZR17(58W)
	Rear	190/50ZR17 M/C(73W) 190/50ZR17(73W)
Braking System	Front	Hydraulic disc (double)
	Rear	Hydraulic disc
Suspension	Front	Telescopic
	Rear	Swing arm
Frame		Diamond

Press Information

Ref. # 02020

New ICVS Community Transport System to Start Operation in Singapore

February 28, 2002 - Honda Motor Co., Ltd. has announced it will start operation of the Intelligent Community Vehicle System (ICVS), a new community transport network system, in the Republic of Singapore on March 1, 2002.

ICVS car ports (designated exclusive parking lots) will be established in three locations (Wisma Atria, Millenia Walk and Market Street) in the Central Business District (CBD) in Singapore, and 15 Civic Hybrid cars allocated to these ports will be used and shared both within and outside the CBD by about 50 members.

The ICVS project in Singapore will offer three types of service plans to its members.
(1) Daytime: for driving inside andoutside the CBD
(2) Overnight: for commuting between a member's home and an office within the CBD
(3) Weekend and Public Holiday: for personal use after driving home from a port

Initially, only the daytime plan will be made available during the first three months and the first 30 minutes of use will be free of charge during this period. Starting from the fourth month, service will be expanded to include all three service plans mentioned above.

Main characteristics of the system:
(1) Members can pick up and return cars using an exclusive member's smart card.
(2) It is possible to pick up or return a car at any of the ports.
(3) Members can go to any of the ports to pick up a car without making an advanced reservation.
(4) It is possible to check the current status of vehicle availability and to make a reservation for vehicle use by using a mobile phone or the Internet.
(5) Allocation of the vehicles is controlled to match demand and minimize the waiting time of users.

本田技研工業株式会社　広報部
東京都港区南青山2-1-1 〒107-8556
企業広報 TEL(03)5412-1512/FAX(03)5412-1545
商品広報 TEL(03)5412-1514（四輪、汎用製品）
TEL(03)5412-1203（二輪製品）
FAX(03)5412-1515
URL http://www.honda.co.jp/

Honda Motor Co., Ltd.
No. 1-1, 2-Chome, Minamiaoyama
Minato-ku, Tokyo, 107-8556 Japan
Corp. PR 03-5412-1512/Fax 03-5412-1545
Product PR Automobile, Power Prod. 03-5412-1514
Motorcycle 03-5412-1203
Fax 03-5412-1515

The ICVS project will include the participation of several local organizations in partnership with Honda; National Computer Systems Pte Ltd in the area of systems development, CityCab Pte Ltd in the area of system operation, and Kah Motor Co Sdn Bhd in the area of vehicle maintenance.

Singapore is considered to be a practical location for introduction of the ICVS since the country has limited space and the high cost of owning a vehicle in the country creates an environment suitable for sharing vehicles. Another factor that makes Singapore attractive is the understanding and support of the local government. The Singaporean government is aiming to nurture a society focused on advanced technologies and the ICVS system requires highly advanced control technologies.
A gradual increase in the number of fleet vehicles, arports and members is planned, with the aim of acquiring a clearer grasp of the system's commercial feasibility.

English summary of Honda Report to Stockholders No.112 (which was prepared in full in Japanese language and mailed to Stockholders of Honda Common Stock in Japan in February 2002)

1. To our shareholders:

For Honda, motorcycle is a symbol of dream and spirit and a foundation, which supported our corporate growth over the past years. Motorcycle, which makes people feel enjoyable and cheerful in addition to the fact of easy and economical means of transportation, which provided opportunities of many new encounters and brought customer satisfaction throughout the world.

Currently, Honda is supplying almost 6 million units of motorcycle annually, which corresponds to one-fourth of total motorcycle demand in worldwide. We have been offering attractive products that exceed customers' expectations by manufacturing them locally in 25 countries.

And now we are working on a challenging target to supply 7.11 million units of motorcycle in 2002 focusing on the expanding market in Asia. To achieve this goal, in the area of products, we will introduce attractive products with new value, such as environmentally friendly four-stroke engine and anti-theft system. Also in the area of organization, we will strengthen domestic sales and service capability together with overseas production. And we will accelerate building new global network utilizing Honda's established business resources in Asia mainly China.

Through these challenges standing from customers' point of view, we Honda will aim to become a company that customers and society want to exist. As always, we look forward to your continued support.

February 2002
Hiroyuki Yoshino
President and CEO

2. Cover story: Honda Motorcycles Activities 2002

Motorcycle operation is a core business for Honda since its foundation. It can be said that customers' reliability gained through Honda's localized operations in the early stage contributed to expand its operations to the global scale.

Keywords are "Pride", "Reliability" and "Impression"

Ever since the company's establishment, Honda has been working on developing, producing and selling innovative products guided by the corporate philosophy of "Respect for Individuals".

In 1947, Honda developed "Honda Type-A", a bicycle with a small engine installed on it. In 1952, the company launched "Cub F" which constructed the basis of Honda. These products represented Honda's philosophy defined as the "three joys": the joy of buying, the joy of creation and the joy of selling.

In 1954, as a five-year-old fledgling manufacturer, Honda declared that it would enter the Isle of Man TT Races. In 1961, in just third year of competition, it claimed its first victory and manufacturer's title. For Honda, challenging motor sports brings to our young engineers to hone their skills in the unforgiving heat of competition, developing engineering expertise.

Since then Honda has entered various races and in April 2001, it achieved 500 wins in FIM World Road Racing World Championship (WGP) of motorcycle.

At Honda, we believe that conserving the natural environment is of the utmost importance as a leading manufacturer. We plan to equip all motorcycles with 4-stroke engines which have cleaner exhaust emissions than 2-stroke engines. Honda is also pursuing recycling technologies.

As for safety, Honda is always developing the technology to enhance the vehicle's basic functions – driving, turning and stopping. Further, in order to give the possible braking assistance in an emergency, we have commercialized Anti-Lock Break System (ABS) and Combi-Break System for motorcycle.

Honda has streamlined the reduction of assembly lines and established multiple-models-production system in Japan in order to correspond to the changing demand for motorcycles. Also, we have adopted efficient production system at factories in Brazil and India. In China, where we expect a considerable market expansion, we have established new production site and, at the same time, we are bringing up partners including component manufacturers. Through these activities, we will create a network that can meet the changes in overseas market.

Honda is filling up driving safety promotion operations including safe driving training programs. We have developed "Honda Driving Simulator" which allows riders to experience dangerous situation, yet remaining safe.

In August 2001, for the purpose to strengthen motorcycle business in Japan, we have established Honda Motorcycle Japan Co., Ltd. to organize a comprehensive domestic motorcycle operation through the integrated sales function.

At the 35th Tokyo Motor Show which was taken place in October 2001, Honda set up the theme of "Have Wings? " to present two worlds: the "LIFESTYLE Wing" for new life style and "SPORTS Wing" with the theme of fun to ride.

Honda has put up the vision for the year 2010 – "Creating New Values of Joy", "Expanding the Joy", and "Joy for the Next Generation". These three themes provide the direction we must achieve for the future. The underlying idea is – "Creating new values of joy that serve humanity and society…", "we will root ourselves more deeply in local communities to share joy with the people of different countries and regions…" and at the same time, "we will make an earnest commitment to safety and the environment to create joy for the next generation". In other words, the idea is to always seek to be a company that our customers and society want to exist.

3. Making of Honda's commercial messages

The "That's", Honda's newly introduced minicar.

4. Honda Collection Hall

Vintage items:

Z50M "Monkey": A leisure-bike popular for its compact, lightweight design and easy usability.

5. Introduction of new products.

Automobiles:

The Mobilio: A new minivan with futuristic styling built on Honda's Global Small Platform.

The That's: A new style of minicar.

The Civic Hybrid: A highly practical new sedan, which boasts ultra-high fuel economy of 29.5km/L measured by Japanese "10:15 mode" standard – the highest in the world for a 5-passenger gasoline-powered production vehicle.

The CR-V: A full model change for the popular SUV which has been thoroughly revamped, yet the original design concept has been maintained.

The Civic TYPE-R: A full model change for the popular 3-door hatchback known for its high performance and sporty, dynamic design.

Motorcycles:

The Gold Wing: A touring bike made at Honda of America Manufacturing (HAM) has 1800cc engine.

The VTX: A powerfully styled flagship custom motorcycle equipped with a newly designed, water-cooled, 4-stroke 1800cc V2 engine that resonates power.

The CB400SS: A new air-cooled, single-cylinder 400cc road sport motorcycle enables rider to enjoy from city ride to long touring.

Power products:

The BF225/BF200: New 4-stroke marine outboard engines that feature the extraordinary performance, efficiency and reliability of Honda 4-stroke technology and environmentally friendly performance.

6. Honda Topics

Honda introduces new ASIMO humanoid robot for rental business

This latest version of ASIMO, a robot first introduced in November 2000, represents a further advancement in Honda's flexible walking technology, with a simplified system that will enable its use in public areas.

New Alabama Plant started mass production

Honda Manufacturing of Alabama (HMA) started producing the Odyssey minivan and the V-6 engine that powers it.

Honda Accord best-selling passenger car in 2001

The Honda Accord was the best selling passenger car in America in 2001.

7. Unaudited consolidated financial results for the fiscal first quarter ended December 31, 2001.

Honda announced its unaudited consolidated financial results for the fiscal third quarter ended December 31, 2001.

(Details are as filed in Form 6K of March 2002.)

(end)

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO
KABUSHIKI KAISHA
(HONDA MOTOR CO.,LTD)



Satoshi Aoki
Senior Managing and
Representative Director

Date: March 20, 2002